                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                          DIRECT DIAL:
(212) 818-8881

                                            April 15, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 0511
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  Terra Nova Acquisition Corporation
                       Registration Statement on Form S-1
                       File No. 333-122439
                       Amendment 2 Filed April 4, 2005
                       -------------------------------

Dear Mr. Reynolds:

     On behalf of Terra Nova Acquisition Corporation ("Company"), we respond as follows to the Staff's comments received on April 11, 2005 relating to the above-captioned Registration Statement. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter.

GENERAL

1.   PRIOR TO THE EFFECTIVENESS OF THE COMPANY'S REGISTRATION STATEMENT, THE
     STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM
     THE NASD THAT THE NASD HAS NO ADDITIONAL CONCERNS.

     We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has no additional concerns.

2.   PRIOR TO EFFECTIVENESS, PLEASE PROVIDE AN UPDATE WITH RESPECT TO THOSE
     STATES IN WHICH THE OFFERING WILL BE CONDUCTED.

     Please be advised that we have received clearance, pending SEC effectiveness, from all states in which this offering will be conducted.

United States Securities and Exchange Commission
April 15, 2005

PROPOSED BUSINESS, PAGE 21
WE HAVE NOT IDENTIFIED A TARGET BUSINESS OR TARGET INDUSTRY

3.   PLEASE INCLUDE IF TRUE, THAT NONE OF THE COMPANY'S OFFICERS, DIRECTORS OR
     PROMOTERS, AND NO OTHER AFFILIATE OF THE COMPANY, HAVE HAD ANY PREVIOUS
     PRELIMINARY CONTACT OR DISCUSSION WITH ANY REPRESENTATIVE OF ANY OTHER
     COMPANY REGARDING THE POSSIBILITY OF AN ACQUISITION OR MERGER BETWEEN THE
     COMPANY AND SUCH OTHER COMPANY.

     We will revise the disclosure in the prospectus to indicate that the
Company's "officers, directors, promoters, and other affiliates have not had any preliminary contact or discussions with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with Terra Nova Acquisition
Corporation." Attached is the proposed changed page to the prospectus which we will include in the final prospectus to be filed pursuant to Rule 424(b)(3).

     ADDITIONAL CHANGE

     Further, you have asked for additional information regarding any persons affiliated with Terra Nova Acquisition Corporation who have had prior affiliations with other blank check companies. We are pleased to provide details of the two other blank check companies (both of which were Canadian) in which two of our directors were involved, both of which completed successful business combinations. In addition to the changes addressed above, we will add a statement in the final prospectus to be filed pursuant to Rule 424(b)(3) as the eighth paragraph under the heading "Management - Directors and Executive
Officers" as follows:

     "Other than as set forth below, none of our directors or officers has been a principal of, or affiliated with, a blank check company and none of such individuals is currently affiliated with any such entity. Vahan Kololian and
Brendan Calder were each affiliated with Gyzer Capital Inc., which was formed in
July 2001 and which completed an initial public offering in Canada on March 14,
2002 under a Final Prospectus (SEDAR Project #413816), raising C$300,000. Mr.
Kololian was the President, Chief Executive Officer and Chairman of Gyzer
Capital Inc. and Mr. Calder was a Director of Gyzer Capital Inc. Gyzer Capital
Inc. completed a business combination with Manicouagan Minerals Inc. in 2004, whereby Gyzer Capital Inc. issued shares representing approximately 90% of the pro forma (post-transaction) common shares issued and outstanding of the combined company. Neither Mr. Kololian nor Mr. Calder, nor any of their associates, were paid any finder's, consulting or other similar fees related to the business combination. At the time of the business combination, Mr. Kololian resigned as President, Chief Executive Officer and Chairman of Gyzer Capital
Inc. and Mr. Calder resigned as a Director of Gyzer Capital Inc., but Mr.
Kololian continues to serve as a Director of Manicouagan Minerals Inc. Neither
Mr. Kololian nor Mr. Calder has sold any shares in Manicouagan Minerals Inc., and Mr. Kololian purchased additional shares in a subsequent public equity offering at the public offering price. Manicouagan Minerals Inc. is a TSX
Venture Exchange-listed company (TSXV:MAM) engaged in the exploration and acquisition of mineral properties, primarily in central Quebec. Additionally,
Mr. Kololian was affiliated with PAW Industries Ltd., which was formed in
February 1994 and which completed an initial public offering in Canada on June
27, 1994 under a Final Prospectus, raising C$200,000. Mr.

United States Securities and Exchange Commission
April 15, 2005

Kololian was Chief Financial Officer, Secretary and a Director of PAW Industries
Ltd. PAW Industries Ltd. completed a business combination with Northside
Industries Inc. in 1994, whereby PAW Industries Ltd. issued common shares representing approximately 59% of the pro forma (post-transaction) common shares issued and outstanding of the combined company. Mr. Kololian was not paid any finder's, consulting or other similar fee relating to the business combination.
The business combination involved a related party, where a firm for which Mr.
Kololian was the President, PolarCap Industries Inc., was the owner of Northside
Industries Inc. An independent third-party valuator opined on the value of the transaction and the independent shareholders approved the transaction. At the time of the business combination, Mr. Kololian resigned as Chief Financial
Officer and Secretary but remained with Northside Industries Inc. as its
Chairman and Director. Northside Industries Inc. is a western Canadian-based manufacturer of steel and aluminum parts for truck OEMs and of equipment for the waste management industry, including refuse trucks and waste containers.
Northside Industries Inc. remained a publicly-listed company - on the Alberta
Stock Exchange (ASE:NTG) and subsequently, in 1999, on the Toronto Stock
Exchange as well (TSE:NTG) - until it was purchased (after changing its name to
Wittke Inc. (TSE:WKE) in January 2002) in October 2002 by Federal Signal
Corporation, a New York Stock Exchange-listed company (NYSE:FSS). Mr. Kololian resigned as Chairman of Northside Industries Inc. in 1997 but remained as a
Director until the company was purchased by Federal Signal Corporation, at which time Mr. Kololian resigned as a Director. Mr. Kololian owned approximately 10%
of Northside Industries Inc. until it was bought by Federal Signal Corporation."

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                              Very truly yours,

                                              /s/ Jeffrey M. Gallant

                                              Jeffrey M. Gallant

cc: Vahan Kololian
    Jesse Gill
    David M. Nussbaum
    Steven Levine
    Floyd Wittlin